PAYDEN & RYGEL

333 South Grand Avenue, 32nd Floor

Los Angeles, California 90071

Telephone (213) 625-1900

January 17, 2018

WRITER’S DIRECT DIAL NUMBER: (213) 830-4255

United States Securities and Exchange Commission

100 “F” Street N.E.

Washington, D.C. 20549

Attention: James O’Connor

Christina Fettig

Re:	The Payden & Rygel Investment Group (33-4693; CIK No. 0000885709) (the “Trust”)

Rule 485(a)(2) Filing on December 7, 2017

Responses to Comments by SEC Staff

Dear Mr. O’Connor and Ms. Fettig:

The Trust’s responses to Mr. James O’Connor’s written comments are in Section 1 below, and its responses to Ms. Christina Fettig’s oral comments are in Section 2 below.

Section 1 (O’Connor Comments)

Prospectus Page 4

1.	Please confirm that the fee waiver provision will be in effect for at least one year.

P&RIG Response: We confirm that the fee waiver provision will be in effect for at least one year from the opening of the SI Class.

2.	“Core” bond funds traditionally invest in investment grade bonds and debt instruments, with a very limited percentage of assets in below investment grade debt—typically 5%. Please explain to us why investing 25% in below investment grade securities would not make the name of the fund potentially misleading.

P&RIG Response: Over time, the composition of the “traditional” core bond fund has changed. Initially, core bond funds did not include exposure to below investment grade securities at all. Then, as the SEC staff pointed out, core bond funds gradually began to include below investment grade securities, but initially with an exposure limitation of around 5%. In time, however, the that level appears to have increased. In preparing our response to this comment, we reviewed the prospectuses of several core bond funds and noted that in more than one case, the limitation on below investment grade securities had increased to the level of 10% or more. Indeed, one prominent core bond fund, the DoubleLine Core Fixed Income Fund, permits that fund to invest in up to 33 1/3% of its assets in below investment grade securities. In the case of the Payden Core Bond Fund, the outside limit is set at 25%. However, in reviewing the history of the Fund’s investment in below investment grade securities, the level of such investments has occasionally been slightly more than 15%, but has generally been below that level.

3.	Please clarify that the Payden Core Bond Fund will meet the 80% test, as required by Rule 35d-1.

P&RIG Response: As a bond fund, we confirm that the Payden Core Bond Fund has always met and expects to continue to meet the 80% test for investing in bonds or other fixed income securities, as required by Rule 35d-1.

Prospectus Page 5

4.	Please advise the SEC Staff how much the Payden Core Bond Fund invests in non-agency MBS, ABS, and CMOs. If the Fund invests more than 15% of its net assets in these securities, please explain to us in detail how the Fund’s board of directors determined that these securities are liquid (i.e., securities that can be disposed of within seven days in the ordinary course of business at approximately the amount at which the fund has valued the instrument). See Securities Act Release No. 6862 (Apr. 23, 1990), at text accompanying note 62.

P&RIG Response: While the Payden Core Bond Fund does not normally invest more than 15% in non-agency MBS, ABS or CMOs, there certainly have been times. and there likely will be times going forward, when the Fund’s investment in those types of securities may be over 15%. In that regard, the Liquidity and Valuation Policy of the Trust, which was adopted by the Trust’s Board of Trustees, applies to the Payden Core Bond Fund and provides how such securities are monitored and handled. In particular, Payden & Rygel, the investment adviser to the eighteen Payden Funds of the Trust, is charged with monitoring, assessing and reporting to the Pricing Committee of the Board of Trustee at its quarterly meetings on the liquidity of these securities, including in particular which, if any, of these securities have been deemed illiquid. This process includes, in particular, the determination of whether any one or more of such securities may not be able to be disposed of within seven days in the ordinary course of business at approximately the amount at which the Payden Core Bond Fund has valued the security. While from time to time, individual MBS, ABS or CMO securities held by the Payden Core Bond Fund have been deemed illiquid, the total of such illiquid securities has never even remotely approached the 15% level.

Prospectus, Page 6

5.	There was no mention of derivatives being used as part of the principal investment strategy. Please disclose the extent to which the fund has used derivatives over its 10-year history and the purpose of the fund’s use of derivatives.

P&RIG Response: The fifth and last bullet point in the Payden Core Bond Fund’s “Principal Investment Strategies” describes the Fund’s expected use of derivatives as follows:

“The Fund may invest in many different types of derivatives, such as futures, forwards, swaps and options. These positions may be used for the purposes of either hedging current exposure in the portfolio or to obtain exposure to various market sectors. Currency positions may be employed for the purposes of hedging non-dollar denominated bonds or to take an active position in a currency, both long or short.”

In practice, over time the Fund’s use of derivatives has principally been in interest rate futures and even then at low levels.

6.	Does the Payden Core Bond Fund’s risk disclosure on “Affiliated Fund Risk” refer to investments in affiliated funds, other than affiliated money market funds? There is no mention of any kind of fund-of-funds strategy. Please clarify the extent to which the Fund has invested in affiliated funds, other than affiliated money market funds, in its 10-year history.

P&RIG Response: Yes, “Affiliated Fund Risk” disclosure refers to investments in affiliated funds, other than the Payden Cash Reserves Money Market Fund. However, this type of investment has never been premised on a fund-of-funds strategy. Rather, the Payden Core Bond Fund has made investments in affiliated funds to gain exposure to market sectors, such as emerging markets, the high yield market or the loan market, in a more cost-efficient manner. As these sectors have gained more liquidity and as the Payden Core Bond Fund has grown in size, the Fund has reduced its investments in these affiliated funds.

Prospectus Page 7

7.	Because you have chosen to add a reference to tax-deferred arrangements to the language required by Item 7 of Form N-1A, we suggest that you add disclosure similar to the following underlined phrase to enable investors to better understand when amounts in tax-deferred accounts will be subject to taxation: The Fund’s distributions are taxable, and generally will be taxed as ordinary income, capital gains, or some combination of both, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account, in which case your distributions generally will be taxed when withdrawn from the tax-deferred arrangement.

P&RIG Response: We will make the added disclosure, as suggested.

Prospectus Page 9

Again, we note that there has been no mention of derivatives as part of the fund’s principal strategy. Please clarify how, and the extent to which, derivatives will be used.

P&RIG Response: Please see the response to Question No. 5, above.

Prospectus Page 15

8.	Although the authorized representative, as well as the Fund always has the right to determine whether to accept or reject a purchase order, once accepted, the purchase must be effected at the NAV next determined after the request was received by a person authorized to consummate transactions. See Rule 22c-1 under the 1940 Act. Please clarify the disclosure.

P&RIG Response: We will clarify the disclosure as suggested.

Prospectus Page 17

9.	Please make clear that, where a person is designated in the prospectus as “authorized to consummate transactions,” the Fund is required to do so at a price based on NAV next computed after the authorized representative’s receipt of the order to buy or sell. See Rule 22c-1 under the 1940 Act. Even if an authorized representative were to fail in its duty to transmit timely the order, the Fund is required to process the order at the NAV next computed after receipt of the order by the authorized representative. Moreover, an authorized representative designated in the prospectus cannot set an earlier cut-off time.

P&RIG Response: We will clarify the disclosure as suggested.

Section 2 (Fettig Comments)

1.	Financial Highlights: Update to 10/31/17: Done
2.	Update Auditor Consent: Done
3.	10/31/17 Financial Statements: Incorporate by reference in SAI: Done
4.	Expense waiver must be for a year: Agreed
5.	Payden Core Bond Fund – Current Draft. The Total Expenses After Fee Waiver should be 42 + 4 (the acquired fund fees and expenses) = 46: Agreed
6.	Update fee table to 10/31/17 information: Done
7.	Update turnover ratio 10/31/17: Done
8.	Update performance information to 10/31/17: Done

Very truly yours,

Edward S. Garlock

Secretary of The Payden & Rygel Investment Group